FOR IMMEDIATE RELEASE	July 24, 2017

Micromem: CEO Converts Debenture and Private Placement Financings Complete

Toronto, New York, July 24, 2017: Micromem Technologies Inc. (“Micromem”) (“the Company”) (CSE: MRM, OTCQB: MMTIF) announces it has raised $25,000 CDN by way of a private placement at $0.21 CDN from an arm’s length investor. These funds have been used for general working capital purposes.

The Company’s CEO has also today completed a private placement for $27,800 CDN at a subscription price of $0.21 CDN for a total 132,381 shares issued. The shares issued are subject to resale restrictions under applicable securities laws.

In September 2016, the CEO advanced the Company a convertible unsecured debenture totaling $100,000 CDN. The CEO has today converted that debenture into equity also at $0.21 US resulting in the issuance of 379,476 common shares.

About Micromem and MASTInc

MASTInc is a wholly owned U.S.-based subsidiary of Micromem Technologies Inc., a publicly traded (OTC QB: MMTIF, CSE: MRM) company. MASTInc analyzes specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated magnetic sensor applications, MASTInc successfully powers the development and implementation of innovative solutions for oil & gas, utilities, automotive, healthcare, government, information technology, manufacturing, and other industries. Visit www.micromeminc.com www.mastinc.com.

Safe Harbor Statement

This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company’s actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words “believe,” “expect,” “anticipate,” “estimate,” “project,” “plan,” “should,” “intend,” “may,” “will,” “would,” “potential,” and similar expressions may be used to identify forward-looking statements.

The CSE or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

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Listing: NASD OTC-QB - Symbol: MMTIF
               CSE - Symbol: MRM
Shares issued: 207,161,078
SEC File No: 0-26005
Investor Contact: info@micromeminc.com; Tel. 416-364-2023
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